# SEC Schedule 13D/A (Amendment No. 36) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The St. Joe Company, CIK 0000745308
CUSIP: 790148100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 130 RICHARD JACKSON BLVD, SUITE 200, PANAMA CITY BEACH, Florida (FL), 32407
Date of event which requires filing of this statement: 05/06/2026
Amends the filing with accession number 0000919574-25-005524
Filed by CIK 0001056831
Persons authorized to receive notices and communications: Bruce R. Berkowitz, c/o Fairholme Capital Management, L.L.C., 5966 South Dixie Highway, Suite 300, South Miami, Florida (FL), 33143, (305) 358-3000

## Reporting persons
- Fairholme Capital Management, L.L.C. (CIK 0001056831): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,695,824; sole dispositive power 0; shared dispositive power 16,894,600; aggregate amount beneficially owned 16,894,600 (29.4% of the class)
- Bruce R. Berkowitz (CIK 0001214344): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,909,967; shared voting power 15,695,824; sole dispositive power 1,909,967; shared dispositive power 16,894,600; aggregate amount beneficially owned 18,804,567 (32.8% of the class)
- Fairholme Funds, Inc. (CIK 0001096344): type of reporting person: investment company (IV); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,695,824; sole dispositive power 0; shared dispositive power 15,695,824; aggregate amount beneficially owned 15,695,824 (27.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The St. Joe Company
Address of issuer's principal executive offices: 130 RICHARD JACKSON BLVD, SUITE 200, PANAMA CITY BEACH, Florida (FL), 32407
Comment: The name of the issuer is The St. Joe Company (the "Issuer"). The address of the Issuer's offices is 130 Richard Jackson Boulevard, Suite 200, Panama City Beach, Florida 32407. This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

## Item 2. Identity and Background
Name of person filing:
(a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), The Fairholme Fund, a series of Fairholme Funds, Inc., a Maryland investment company (the "Fund") and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

The principal business address of the Reporting Persons is 5966 South Dixie Highway, Suite 300 South Miami, FL 33143.

Bruce R. Berkowitz is the chief investment officer of Fairholme, an investment management firm that serves as the investment adviser to the Fund and other advisory accounts.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

## Item 4. Purpose of Transaction
Purpose of transaction: No material changes from the Schedule 13D amendment filed by the Reporting Persons on October 23, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 16,894,600 Shares (29.4%) of the Issuer, the Fund may be deemed to be the beneficial owner of 15,695,824 Shares (27.3%) of the Issuer and Mr. Berkowitz may be deemed to be the beneficial owner of 18,804,567 Shares (32.8%) of the Issuer, based upon the 57,409,746 Shares outstanding as of April 27, 2026, according to the Form 10-Q filed by the Issuer on April 29, 2026.

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 1,909,967 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 15,695,824 Shares, the Fund has the shared power to vote or direct the vote of 15,695,824 Shares and Mr. Berkowitz has the shared power to vote or direct the vote of 15,695,824 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Mr. Berkowitz has the sole power to dispose or direct the disposition of 1,909,967 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 16,894,600 Shares, the Fund has the shared power to dispose or direct the disposition of 15,695,824 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 16,894,600 Shares to which this filing relates.

The transactions effected in the Shares during the past 60 days are set forth in Exhibit B and each transaction was an open-market transaction.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material changes from the Schedule 13D filed by the Reporting Persons on April 26, 2017.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Statement
Exhibit B - A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to the date of this filing.

## Signatures
- Fairholme Capital Management, L.L.C.: /s/ Erica K. Kapahi, Erica K. Kapahi, Chief Compliance Officer (05/07/2026)
- Bruce R. Berkowitz: /s/ Erica K. Kapahi, Erica K. Kapahi, (Attorney-in-fact) (05/07/2026)
- Fairholme Funds, Inc.: /s/ Erica K. Kapahi, Erica K. Kapahi, Chief Compliance Officer of Fairholme Capital Management, L.L.C. (05/07/2026)